SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-102)
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)

J. Ken Nunley Padmore Holdings, Ltd. 1100 N.W. Loop 410, Suite 207 San Antonio, Texas 78213 (830) 816-3333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 10 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 10

1.	NAME OF REPORTING PERSONS: Padmore Holdings, Ltd. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,069,050**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,069,050**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,069,050**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14.	TYPE OF REPORTING PERSON CO
*  See Item 2 hereof
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 10

1.	NAME OF REPORTING PERSONS: Lynn Booker IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,069,050**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,069,050**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,069,050**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14.	TYPE OF REPORTING PERSON IN
*  See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 4 of 10

1.	NAME OF REPORTING PERSONS: Douglas McClain, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,069,050**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 5 of 10

1.	NAME OF REPORTING PERSONS: Douglas McClain, Sr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,069,050**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 6 of 10

1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,069,050**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 7 of 10

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to the Schedule 13D filed on January 1, 2007 (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 4225 Executive Square, Suite 260, La Jolla, California 92037.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed by Padmore Holdings, Ltd., a British Virgin Islands company (“Padmore”), and the other persons named on Exhibit A to the original filing hereof (each a “Reporting Person” and together the “Reporting Persons”).  Exhibit A also sets forth the name, place of organization, principal business, address of principal business, address of principal office and other information with respect to the Reporting Persons.

Padmore is the owner of 18,069,050 shares of Common Stock of the Issuer.  Padmore is jointly owned by James T. Miceli, Douglas McClain, Jr. and Douglas McClain, Sr., whose interests are 45%, 45% and 10%, respectively.  Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock subject to the interests of the beneficial owners which interests shall be determined exclusively by Messrs James T. Miceli and Douglas McClain, Jr.

Except as expressly set forth herein, the joint filing of this Schedule 13D shall not be construed as an admission that any person named herein is the beneficial owner of any or all of the securities of the Issuer owned or to be owned or acquired by any other person for the purposes of this Schedule 13D, or for any other purpose, and each such person disclaims beneficial ownership of all of the securities of the Issuer owned by such other persons.

During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director of Padmore, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Padmore disposed of 85,850 shares of Common Stock of the Issuer on June 12, 2007 in separate privately negotiated transactions for $429,250.

Padmore disposed of 359,000 shares of Common Stock of the Issuer for no consideration.

Padmore disposed of 33,000 shares of Common Stock of the Issuer on August 23, 2007 in separate privately negotiated transactions for $150,000.

Padmore disposed of 313,600 shares of Common Stock of the Issuer on August 23, 2007 in separate privately negotiated transactions for $1,568,000.

Padmore disposed of 8,489,500 shares of Common Stock of the Issuer on August 23, 2007 as gifts for no consideration.

CUSIP No. 452530 10 1	13D	Page 8 of 10

Padmore disposed of 650,000 shares of Common Stock of the Issuer on October 8, 2007 as gifts for no consideration.

ITEM 4.  PURPOSE OF TRANSACTION

Padmore has sold up to 432,450 shares of Common Stock for $2,147,250 in separate privately negotiated transactions. Padmore continues to own 18,069,050 shares of Common Stock of the Issuer.

As discussed in the first paragraph of this Item 4, the Reporting Person made the following aggregate dispositions of Common Stock between June 12, 2007 and October 8, 2007 on the dates specified at the per share prices listed below:

Date	Number of Shares	Price Per Share	Aggregate Price
6/12/2007	85,850	$5.00	$429,250
8/23/2007	33,000	$4.55	$150,000
8/23/2007	313,600	$5.00	$1,568,000
TOTAL	432,450		$2,147,250.00

Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate.  Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a)	Amount beneficially owned: 18,069,050 shares of Common Stock**
Percent of class: 6.64% based on 272,000,000 shares of Common Stock issued and outstanding

(b)	Number of shares as to which the Reporting Persons have:

(i)   Sole power to vote or to direct the vote -  0
(ii)  Shared power to vote or to direct the vote - 18,069,050**
(iii) Sole power to dispose or to direct the disposition of - 0
(iv) Shared power to dispose or to direct the disposition of - 18,069,050**

(c)	The information with respect to the acquisition of the Common Stock of the Issuer by Padmore, as set forth in Item 3, is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 452530 10 1	13D	Page 9 of 10

_________________
** Includes 18,069,050 shares of Common Stock purchased in a privately negotiated transaction between the Issuer and Padmore.  See Item 3.  Mr. Lynn Booker has voting and dispositive control of such shares of Common Stock owned by Padmore.  See Item 2.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are subject to a Sales Plan Agreement dated August 23, 2007 (but effective on or about October 26, 2007) between Padmore and BMA Securities Inc. that contains certain plans with regard to future sales of the Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Form of Sales Plan Agreement between Padmore and BMA Securities Inc. dated August 23, 2007.

CUSIP No. 452530 10 1	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	October 25, 2007

                    PADMORE HOLDINGS, LTD.

                    By: /s/ Lynn Booker
                    Name: Lynn Booker
                    Title: Director

                    /s/ James T. Miceli
                    James T. Miceli

                    /s/ Douglas McClain, Jr.
                    Douglas McClain, Jr.

                    /s/ Douglas McClain, Sr.
                    Douglas McClain, Sr.

EXHIBIT A

Form of Sales Plan Agreement

Sales Plan

Sales Plan, dated August 23, 2007 (the “Sales Plan”), between Padmore Holdings, Ltd., a British Virgin Islands company with offices c/o Nunley Davis Jolley Cluck Aelvoet LLP, 1580 South Main Street, Suite 200, Boerne, Texas 78006 (“Seller”), and BMA Securities Inc. (“BMA”).  The purpose of this Sales Plan is to achieve the investment objectives of broader diversification of investments, while reducing the risk of over-concentration in a particular investment.

RECITALS

WHEREAS, the Seller desires to establish this Sales Plan to sell common stock, par value $0.0001 per share (the “Stock”), of Immunosyn Corporation (the “Issuer”); and

WHEREAS, the Seller desires to sell up to 250,000 (two hundred fifty thousand) shares of Stock on a quarterly basis for an aggregate of up to 1,000,000 (one million) shares of Stock prior to the one-year anniversary of the Effective Date (as defined in Paragraph A.8) of this Sales Plan (the “Total Plan Shares”); and

WHEREAS, the Seller desires to engage BMA to effect sales of shares of Stock in accordance with this Sales Plan;

NOW, THEREFORE, the Seller and BMA hereby agree as follows:

A.	IMPLEMENTATION OF THE SALES PLAN

1.           BMA shall effect a sale (each a “Sale”) of up to 250,000 (two hundred fifty thousand) shares of Stock on a quarterly basis for an aggregate of up to 1,000,000 (one million) shares of Stock on the OTC Bulletin Board or Pink Sheets LLC pursuant to the specific instructions specified on Schedule A.

2.           Seller acknowledges and agrees that BMA will handle the above order on a best efforts basis.  In the event any limit prices of orders are away from the prevailing market prices at any time, there can be no assurance that such orders will be executed in whole or in part.  Seller agrees that all orders may be partially executed and will not be treated as an all or none order.

3.           Seller has deposited all of the shares of Stock of the Issuer it currently owns consisting of 28,000,000 (twenty-eight million) shares of Stock into its stock liquidation account with BMA Securities Inc. (“Seller’s Account”).  BMA shall withdraw Stock from the Seller’s Account in order to effect sales of Stock under this Sales Plan.

4.           Seller agrees not to remove or transfer shares of Stock out of the Account in any manner that would cause an alteration of, or deviation from, the terms of this Sales Plan; provided, however, that Seller may request from time to time the return or all or part of the shares of Stock of the Issuer held by BMA Securities in excess of 1,000,000 shares of Stock which shares shall be returned by BMA to Seller promptly upon request.

5.           To the extent that any Stock remains in the Seller’s Account upon termination of this Sales Plan, BMA agrees to return any such Stock for which BMA had restrictions removed for the purpose of this Sales Plan promptly to the Issuer’s transfer agent for relegending to the extent that such Stock would then be subject to transfer restrictions in the hands of the Seller.

6.           BMA will deduct its reasonable and customary commissions from the proceeds of sales of Stock under this Sales Plan, together with any other expenses incurred by BMA in connection with such sales.

7.           The Total Plan Shares, the shares to be sold on a particular day and the limit prices, shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the term of this Sales Plan.

8.           Subject to Paragraph F.4, this Sales Plan shall become effective on August 31, 2007 or such later date as the Stock commences trading on the OTC Bulletin Board or Pink Sheets LLC (the “Effective Date”), and shall terminate on the earlier of (i) one year from the Effective Date; (ii) the date on which the Total Plan Shares have been sold; (iii) the date this Sales Plan is terminated pursuant to Section E; (iv) the date on which BMA receives notice or becomes aware of a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company; (v) upon notification of the dissolution or disbanding of the Seller; or (vi) upon notification of the commencement or impending commencement of any proceedings in respect of or triggered by Seller’s bankruptcy or insolvency.

9.           Seller acknowledges and agrees that it does not have authority, influence, or control over any sales of Stock effected by BMA pursuant to this Sales Plan, and will not attempt to exercise any authority, influence or control over such sales.  BMA agrees not to seek advice from Seller with respect to the manner in which it effects sales under this Sales Plan.

10.           Seller will be notified of all transactions pursuant to customary trade confirmations that are provided in the normal course of business.

11.           Seller understands that BMA may not be able to effect a sale due to a market disruption or a legal, regulatory or contractual restriction applicable to BMA, an insufficient number of shares of Stock being in the Account or a pending sale under this Sales Plan causing Seller to exceed any applicable volume limitations of Rule 144 or 145 under the Securities Act of 1933, as amended (the “Securities Act”).  If any sale cannot be executed as required by Paragraph A.1, due to a market disruption, a legal, regulatory or contractual restriction applicable to BMA or any other such event, such sale shall be cancelled and shall not be effected pursuant to this Sales Plan, and, notwithstanding any language to the contrary herein, there shall be no carryover associated with such cancelled sale.

12.           It is the intent of the parties that this Sales Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and this Sales Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c).

13.           In the event that it is necessary for BMA to borrow or purchase shares of Stock in order to complete any sale on behalf of Seller pursuant to this Sales Plan, Seller authorizes BMA to borrow or purchase such shares and agrees to be responsible for any expense or loss which BMA may sustain relating to such borrowing or purchase, including any expense or loss BMA may sustain as a result of its inability to borrow or purchase shares of Stock to complete its delivery obligation.

14.           When exercising discretion pursuant to Schedule A under this Plan, BMA will ensure that its employees executing Sales are not aware of any material, non-public information concerning the Issuer.

B.	RULES 144 AND 145

1.           BMA agrees to conduct all sales in accordance with the manner of sale requirement of Rule 144 and 145 under the Securities Act, if applicable, and in no event shall BMA effect any sale if such sale would exceed the then applicable volume limitation under Rule 144, assuming BMA’s sales under this Sales Plan and those of which BMA is notified pursuant to Paragraph B.3 are the only sales subject to that limitation.  BMA will be responsible for completing and filing on behalf of the Seller the required Form 144s.  Seller understands and agrees that BMA shall make one Form 144 filing either (a) at the start of each three-month period with the initial filing made on the date of the first sale of Stock hereunder, or (b) at the time of each individual sale.

2.           Each Form 144 shall state in the “Remarks” section that the sales thereunder are being made pursuant to a previously adopted plan intended to comply with Rule 10b5-1(c), shall include the date of the Seller adopted this Sales Plan and shall indicate that the representation regarding the Seller’s lack of knowledge of material information speaks as of the adoption date of this Sales Plan.

3.           Seller agrees not to take any action that would cause the sales not to comply with Rule 144 or 145, if applicable, and Seller agrees not to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 to take any action that would cause the sales not to comply with Rules 144 or 145, if applicable.  Seller will provide notice of any such transactions during the three months preceding the date hereof and may not enter into any other selling program or transaction without the prior consent of BMA.

C.	REPRESENTATIONS AND AGREEMENTS OF SELLER

1.           Seller represents and warrants that as of the time of execution of this Sales Plan, the Seller:  (a) is not aware of material, non-public information with respect to the Issuer or any products or services of the Issuer (including the Stock) and, (b) is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or other applicable securities laws.

2.           At the time of Seller’s execution of this Sales Plan, Seller has not entered into or altered a corresponding or hedging transaction with respect to the Stock.  Seller agrees not to enter into any such transaction while this Sales Plan remains in effect.

3.           Seller agrees to make all filings, if any, required under, and to monitor Seller’s own compliance with, Sections 13(d), 13(g), and 16 of the Exchange Act.

4.           Except as provided in Paragraph B.1, Seller acknowledges and agrees that BMA has no duty to determine whether Seller has violated Rules 144 or 145 under the Securities Act, or Sections 13(d), 13(g) or 16 of the Exchange Act or the rules adopted by the SEC thereunder.  Seller understands that this Plan in no way alters Seller’s obligations and responsibilities under Section 16, including those prohibitions against short swing profits.

5.           Seller understands that there may be specific state law restrictions or limitations applicable to this Sales Plan.  Seller acknowledges and agrees that BMA has not provided Seller with any tax, accounting or legal advice.  Seller understands that Seller should seek the advice of counsel regarding this Sales Plan and the various securities and tax law issues related thereto.

6.           Seller agrees to notify BMA immediately in the event of trading restrictions being imposed as the result of any lock-up event restricting sales by affiliates, such as a stock offering, tender offer or pooling of interests.

7.           Seller represents and warrants that Seller is able to sell shares of Stock, as contemplated by this Sales Plan, in accordance with the Issuer’s insider trading policies and Seller has obtained the acknowledgement of the Issuer to enter into this Sales Plan.  Seller further represents and warrants that the Stock is not subject to any liens, security interests or other impediments to transfer (except for limitations imposed by Rules 144 or 145, if applicable).

D.	INDEMNIFICATION AND LIMITATION ON LIABILITY

1.           Seller agrees to indemnify and hold harmless BMA and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to this Sales Plan except to the extent any such claim, damage or liability is determined in a non-appealable judgment by a court of competent jurisdiction to be the result of the indemnified persons gross negligence or willful misconduct.

2.           Notwithstanding any other provision hereof, BMA shall not be liable to Seller for:  (a) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (b) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”, in each case, in connection with this Sales Plan.

3.           Seller agrees to indemnify and hold harmless Issuer and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to this Sales Plan.

4.           Notwithstanding any other provision hereof, Issuer shall not be liable to Seller or BMA for:  (a) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (b) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”, in each case, in connection with this Sales Plan.

5.           Seller and BMA each respectively acknowledge that, except as specifically set forth herein, Issuer has no role in the administration of the Sales Plan and that Issuer is simply acknowledging the receipt of the Sales Plan from Seller.

E.	SUSPENSION, TERMINATION AND AMENDMENT

1.           This Sales Plan may be terminated by Seller at any time upon three business days’ prior written notice.  Any such termination shall be made in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.

2.           This Sales Plan shall be suspended, or at BMA’s option, terminated, if BMA receives notice, whether pursuant to Paragraph C.6 or otherwise, of the occurrence of any legal, contractual or regulatory restriction applicable to Seller or its affiliates, including without limitation, any restriction related to a merger or acquisition accounted for as a “pooling of interests” or a stock offering requiring an affiliate lock-up, that would prohibit sales pursuant to this Sales Plan.

3.           Seller may amend or modify this Sales Plan only upon the written consent of BMA.  Any such amendment or modification shall be made in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.  Seller agrees that it will not amend or modify this Sales Plan at any time that it is aware of any material non-public information about the Issuer and/or the Stock.  BMA may require certain representations from Seller and Issuer as a condition to such amendment or modification.

F.	GENERAL

1.           This Sales Plan shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law principles and may be modified or amended only by a writing signed by parties hereto and acknowledged by the Issuer.

2.           All notices to BMA under this Sales Plan shall be given to BMA by facsimile at (310) 544-6626 or by overnight courier at BMA Securities Inc., 608 Silver Spur Road, Suite 100, Rolling Hills Estates, California 90274, Attn:  Joseph C. Vigliarolo.

3.           Seller’s rights and obligations under this Sales Plan may not be assigned or delayed without the written permission of BMA.

4.           This Sales Plan shall not be effective until executed by Seller and BMA, and acknowledged by Issuer.  This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto were upon the same instrument.

PADMORE HOLDINGS, LTD.
By:
Name: Title:

BMA SECURITIES INC.
By:
Name: Title:

Acknowledged that the Sales Plan exists and is
compliant with the Issuer’s Insider Trading Policy:

IMMUNOSYN CORPORATION
By:
Name: Title: Address:

Schedule A

Frequency of sales:  every day, provided that the other conditions in this schedule are met

Minimum selling price:  US$ 5.00

Manner of sale:  brokerage transaction

Except as otherwise provided in this Schedule A, BMA shall determine, in its sole discretion, the timing, amount, prices and manner of Sales during the term of the Sales Plan.